UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [x] Form 11-K [ ] Form 10-Q
        [ ] Form N-SAR

        For Period Ended: December 31, 1999
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has
verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
ClubCorp Employee Stock Ownership Plan

Full Name of Registrant
N/A

Former Name if Applicable
ClubCorp Stock Investment Plan

Address of Principal Executive Office (Street and Number)
3030 LBJ Freeway

City, State and Zip Code
Dallas, Texas 75234

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or
expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this
       form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on
        Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
        will be filed on or before the fifteenth calendar day following
        the prescribed due date; or the subject quarterly report of
        transition report on Form 10-Q, or portion thereof will be filed
        on or before the fifth calendar day following the prescribed due
        date; and

        (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed
within the prescribed time period.

  The Form 11-K could not be filed timely due to an unforeseen delay and
  difficulty in obtaining the necessary information.

_
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this
      notification

   Jeffrey P. Mayer   (972)   243-6191
---------------------------   -----------   -----------------------
      (Name)   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that
      the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).
                              [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations
      from the corresponding period for the last fiscal year will be reflected
      by the earnings statements to be included in the subject report or
      portion thereof?

                              [ ] Yes [x] No

   If so, attach an explanation of the anticipated change, both narratively
   and quantitatively, and, if appropriate, state the reasons why a
   reasonable estimate of the results cannot be made.

                        ClubCorp, Inc.

                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	/s/Jeffrey P. Mayer
Date June 29, 2000	By Jeffrey P. Mayer,
	Chief Financial Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 C.F.R. 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).